BY EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549-3561

1 March 2007 Klaus Kühn Member of the Board Bayer AG 51368 Leverkusen Germany Phone: +49 (0)214-30 82660 Fax: +49 (0)214-30 82647 E-Mail: klaus.kuehn.kk@bayer-ag.de

Re:	BAYER AKTIENGESELLSCHAFT Form 20-F for the fiscal year ended December 31, 2005 File No. 1-16829

Dear Mr. Rosenberg:

We refer to the telephone conversations that took place between Amy Bruckner, Staff Accountant at the Securities and Exchange Commission (the “Commission”) and our outside counsel, Ward Greenberg of Cleary Gottlieb Steen & Hamilton LLP on February 27 and 28, 2007 in which our letter to you dated February 5, 2007 (the “Response Letter”) in response to the letter of the staff of the Commission dated December 27, 2006 (the “Comment Letter”) was discussed.

As discussed in those telephone conversations, we supplementally advise the Staff as follows:

With respect to our response to the staff’s comment 4(e) in the Comment Letter, we advise the staff that we will include in our future filings, beginning with our Annual Report for 2006 on Form 20-F, in our disclosure in the “Critical Accounting Policies” section relating to net sales, a sentence reading substantially as follows: “We have not made adjustments to our provisions for rebates, cash discounts or returns for sales made in prior periods that were material in relation to our income before income taxes in any of the periods covered by the financial statements included in this annual report.”

With respect to the staff’s comment 7 in the Comment Letter, we confirm that we will include in our future filings, beginning with our Annual Report for 2006 on Form 20-F, a cash flow statement in which we start with “income (loss) from continuing operations after taxes” in presenting net cash provided by operating activities for the financial statement periods presented. The prior year data will be presented accordingly.

*       *       *

Bayer acknowledges that it is responsible for the adequacy and accuracy of the disclosure of its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact the undersigned, Klaus Kühn (ph: +49 214 30 82660; fax: +49 214 30 82647; email: klaus.kuehn.kk@bayer-ag.de) or Dr. Roland Hartwig (ph: +49 214 30 81195; fax: +49 214 30 26786; email: roland.hartwig.rh@bayer-ag.de), or our outside counsel Ward A. Greenberg at Cleary Gottlieb Steen & Hamilton LLP (ph: +49 69 97103-0; fax: +49 69 97103-199; email: wgreenberg@cgsh.com).

Very truly yours,

Klaus Kühn Chief Financial Officer	Dr. Roland Hartwig General Counsel

cc:	Mary Mast Senior Accountant Division of Corporation Finance

Amy Bruckner Staff Accountant Division of Corporation Finance

Ward. A. Greenberg Cleary Gottlieb Steen & Hamilton LLP

2